Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel : 416 979-1991 Fax : 416 979-5893 www.denisonmines.com

Email and EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410

Attention:	Brian McAllister
Staff Accountant, Division of Corporation Finance

Re:	Denison Mines Corp.
Form 40-F for the Fiscal Year Ended December 31, 2014
Filed March 12, 2015
File No. 001-33414

Dear Mr. McAllister:

I am writing to follow up on the conversation that Shona Smith from Troutman Sanders LLP, our U.S. counsel, had with Brian McAllister of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on June 11, 2015. Pursuant to that conversation, I am formally requesting an extension to respond to the Staff’s comment letter, dated June 5, 2015, regarding the Staff’s comments to Denison Mines Corp.’s Form 40-F for the fiscal year ended December 31, 2014.

Following the discussion of our U.S. counsel with Mr. McAllister, Denison Mines Corp. kindly requests an extension to respond no later than July 3, 2015.

We appreciate your cooperation. Please direct any questions to me at (416) 979-1991 or our outside counsel Shona Smith at (503) 290-2335.

Sincerely,

/s/ David D. Cates
David D. Cates
President and Chief Exectuive Officer

cc:	Ms. Sheila Colman Ms. Shona Smith